Neutra Corp.

54 Sugar Creek Center Blvd., Suite 200

Sugar Land, Texas 77478

March 15, 2019

Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

Attention: Dorrie Yale

Re: Neutra Corp.

Request to Withdraw Registration Statement on Form S-1

File No. 333-209546

Dear: Ms. Yale:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “ Securities Act ”), Neutra Corp. (the “ Company ”) hereby requests that the Registration Statement on Form S-1 (File No. 333-209546), initially filed with the Securities and Exchange Commission (the “ Commission ”) on February 16, 2016 (as amended, the “ Registration Statement ”) and all amendments and exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing this public offering of its common stock. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to this Registration Statement. Pursuant to Rule 477(c) under the Securities Act, the Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Neutra Corp., 54 Sugar Creed Center Blvd., Suite 200, Sugar Land, Texas 77478.

Should you have any questions regarding these matters, please contact the undersigned at (702) 793-4121.

Very truly yours,

Neutra Corp.

By: /s/ Sydney Jim

Name: Sydney Jim

President